Exhibit 21.1

Subsidiaries of First Mid Bancshares, Inc.

Name	Jurisdiction of Incorporation

First Mid Bank & Trust, N.A.	National banking association
First Mid Wealth Management Company	Illinois corporation
First Mid Insurance Group, Inc.	Illinois corporation
First Mid Captive, Inc.	Nevada corporation
First Mid-Illinois Statutory Trust II	Delaware business trust
Clover Leaf Statutory Trust I	Maryland business trust
FBTC Statutory Trust I	Delaware business trust